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          FORM 4                                             OMB APPROVAL
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[_]Check this box                                   OMB Number:        3235-0287
if no longer subject                                Expires:   December 31, 2001
of Section 16. Form 4                               Estimated average burden
or Form 5 obligations                               hours per response.......0.5
may continue. See                                   ----------------------------
Instruction 1(b).


                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

           Filed pursuant to Section 16(a) of the Securities Exchange
            Act of 1934, Section 17(a) of the Public Utility Holding
                   Company Act of 1935 or Section 30(f) of the
                         Investment Company Act of 1940

                            (Print or Type Responses)
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1.   Name and Address of Reporting Person*

  Bramson        Edward          J.
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   (Last)       (First)      (Middle)

135 East 57th Street, 32nd Floor
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               (Street)

   New York,      NY         10022
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   (City)      (State)       (Zip)


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2. Issuer Name and Ticker or Trading Symbol

 Ampex Corporation (AXC)
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3. IRS Identification Number of Reporting Person, if an entity (voluntary)


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4. Statement for Month/Year

         10/01
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5. If Amendment, Date of Original (Month/Year)


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6. Relationship of Reporting Person(s) to Issuer
   (Check all applicable)

   [X]  Director                             [X]  10% Owner

   [X]  Officer (give title below)           [_]  Other (specify below)

President, Chairman & CEO
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7. Individual or Joint/Group Filing (Check Applicable Line)

   [ ]  Form filed by One Reporting Person

   [X]  Form filed by More Than One Reporting Person

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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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
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
1.                                    2.             3.           4.                             5.             6.       7.
Title of Security                     Transaction    Transaction  Securities Acquired (A) or     Amount of      Owner-   Nature of
(Instr. 3)                            Date           Code         Disposed of (D)                Securities     ship     Indirect
                                      (Month/Day)    (Instr. 8)   (Instr. 3, 4 and 5)            Beneficially   Form:    Beneficial
                                       Year)         ----------------------------------------    Owned at End   Direct   Ownership
                                                     Code     V      Amount    (A) or   Price    of Month       (D) or   (Instr. 4)
                                                                               (D)               (Instr. 3      Indirect
                                                                                                 and 4)         (I)
                                                                                                                (Instr.4)
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Class A Common Stock (Note 1)         10/29/01         P           1,000,000     A      $0.16     2,505,410        D
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                                                                                                  4,380,045        I       (Note 2)
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
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction
4(b)(v).

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Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)
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
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
1.                  2.       3.       4.       5.            6.                7.                8.       9.        10.      11.
Title of            Conver-  Trans-   Trans-   Number of     Date              Title and Amount  Price    Number    Owner-   Nature
Derivative          sion     action   action   Derivative    Exercisable and   of Underlying     of       of        ship     of
Security            or       Date     Code     Securities    Expiration Date   Securities        Deriv-   Deriv-    Form     In-
(Instr. 3)          Exer-    (Month/  (Instr.  Acquired (A)  (Month/Day/Year)  (Instr. 3 and 4)  ative    ative     of       direct
                    cise     Day/     8)       or Disposed                                       Secur-   Secur-    Deriv-   Bene-
                    Price    Year)             of(D)                                             ity      ities     ative    ficial
                    of                         (Instr. 3,                                        (Instr.  Bene-     Secur-   Owner-
                    Deriv-                     4 and 5)                                          5)       ficially  ity:     ship
                    ative             ---------------------------------------------------------           Owned     Direct   (Instr.
                    Secur-            Code   V    (A)   (D)  Date     Expira-  Title     Amount           at End    (D) or   4)
                    ity                                      Exer-    tion               or               of        In-
                                                             cisable  Date               Number           Month     direct
                                                                                         of               (Instr.   (I)
                                                                                         Shares           4)        (Instr.
                                                                                                                    4)
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                                                                               Class A
Option to                                                                      Common
Acquire (Note 3)   $0.17    10/23/01    A   V  850,000     04/23/02  04/23/05   Stock   850,000    $0     Note 4     D
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

Explanation of Responses: THE FILING OF THIS REPORT SHALL NOT BE DEEMED AN ADMISSION THAT THE REPORTING PERSON IS, FOR PURPOSES OF SECTION 16 OR OTHERWISE, THE BENEFICIAL OWNER OF ALL OF THE SECURITIES DESCRIBED IN NOTE 2 TO TABLE 1 OF THIS REPORT.

Note 1: Represents shares acquired by Sherborne & Company Incorporated ("SCI"),
------
of which Mr. Bramson is the controlling stockholder.

Note 2: This number includes 400,000 shares owned by Sherborne Capital
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Incorporated ("SC"), of which Mr. Bramson is the controlling stockholder;
1,850,000 shares owned by Sherborne Investments Corporation ("SIC"), of which Mr. Bramson is the controlling stockholder; 1,031,479 shares owned by SCI; 979,192 shares owned by Sherborne Holdings Incorporated ("SHI"), a subsidiary of Newhill Partners, L.P. (of which SCI is the general partner); and 119,374 shares owned by NH Bond Corp. ("NHBC"), a subsidiary of SHI. Mr. Bramson may be deemed to be the beneficial owner of the shares owned by SC, SIC, SCI, SHI, and NHBC.

Note 3: Non-qualified stock option grant pursuant to Rule 16b-3 under the Ampex
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Corporation Stock Incentive Plan (the "Plan").

Note 4: The column 9 total does not include other options outstanding under the
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Plan, because their exercise prices and exercise periods are different.

           /s/ Edward J. Bramson                            November 2, 2001
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      **Signature of Reporting Person                           Date
            Edward J. Bramson
   Individually and as President of SC, SIC,
   SCI and SHI, and Vice President of NHBC




**   Intentional misstatements or omissions of facts constitute Federal Criminal
Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, See instruction 6 for procedure.
Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.